Exhibit 99.1

SOS Limited

Interim Condensed Consolidated Balance Sheet

(US$ thousands, except share data and per share data, or otherwise noted)

	Twelve months as of	Six months as of
	31-Dec-22	30-Jun-23
	Audited	Unaudited
	US$	US$
Current assets:
Cash and cash equivalents	259,492	249,884
Accounts receivable – net	2,432	2,376
Inventory	46,273	42,456
Other receivables – net	55,004	67,325
Amount due from related parties	69,038	45,122
Tax recoverable	2,543	2,319
Intangible assets	6,406	6,675
Total current assets	441,188	416,157
Non-current assets:
Property equipment and software-net	12,553	12,443
Goodwill	72	72
Operating lease, right of use assets-net	921	652
Total non-current assets	13,546	13,167
Total assets	454,734	429,324

Liabilities and Shareholder’s Equity
Current liabilities:
Accrued liabilities	20,385	16,875
Accounts payable	12,834	13,923
Tax payable	94	81
Other payables	11,081	7,223
Amount due to related parties	643	642
Operating lease liability-current	544	557
Total current liabilities	45,581	39,301

Non-current liability:
Operating lease liability-non-current	377	95
Total non-current liability	377	95
Total liabilities	45,958	39,396
Shareholder’s equity
Paid up capital	374	399
Additional paid-in capital	705,488	707,516
Statutory reserve	59	170
Accumulated deficit	(272,919)	(283,727)
Other comprehensive loss	(23,400)	(32,106)
Total Shareholders’ equity	409,602	392,252
Non-controlling interest	(826)	(2,324)
Total liabilities and shareholders’ equity	454,734	429,324

SOS Limited

Interim Condensed Consolidated Statements of Comprehensive Loss

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended
	30-Jun-22	30-Jun-23
	Unaudited	Unaudited
	US$	US$
Revenue	84,780	41,835
Business taxes and surcharges	(25)	(29)
Net revenue	84,755	41,806
Operating costs	(82,164)	(41,716)
Gross profit	2,591	90
Gross profit ratio	3.1%	0.2%
Operating expenses
Selling expense	(3,115)	(1,142)
General and administrative expense	(6,697)	(9,354)
Impairment	-	(81)
Share-based compensation	(14,471)	(2,053)
Total operating expenses	(24,283)	(12,630)
Loss from operations	(21,692)	(12,540)
Other income (expenses):
Other income, net	423	988
Total other income, net	423	988

Loss before income taxes	(21,269)	(11,552)
Income tax expense	(554)	(642)
Net loss - continuing operations	(21,823)	(12,194)

Discontinued operations
Income from discontinued operations	6,921	-
Gain from discontinued operations	6,921	-

Net loss	(14,902)	(12,194)
Non-controlling interest	569	1,497
Net loss attributable to SOS Ltd	(14,333)	(10,697)

Other comprehensive loss:
Foreign currency translation adjustment-net of tax	(10,739)	8,706
Total comprehensive loss	(25,072)	(1,991)

Weighted average number of ordinary shares

Basic	3,127,978,878	3,440,476,475
Diluted*	-	-
LOSS PER SHARE
Basic	(0.0046)	(0.0031)
Diluted*	(0.0046)	(0.0031)

Note 1: *N/A Anti-diluted shares not considered

	Six months ended
	30-Jun-22	30-Jun-23
	US$	US$
None-GAAP adjusted net loss	138	(8,644)

Note 2: The add-back adjustment was mainly associated with share-based compensation expenses of $14.5 million for the six months ended June 30, 2022 and $2.1 million for the six months ended June 30, 2023, respectively.

SOS Limited

Interim Condensed Consolidated Statement of Cash Flow

(US$ thousands, except share data and per share data, or otherwise noted)

	Six months ended	Six months ended
	30-Jun-22	30-Jun-23
	Unaudited	Unaudited
	US$	US$
Cash flows from operating activities:
Net loss	(14,333)	(10,697)
Less: Net income from discontinued operation	6,921	-
Net loss from continuing operation	(21,254)	(10,697)
Adjustments:
Depreciation and amortization	2,399	106
Share-based compensation	14,472	2,054
Amortisation of right of use assets	256	268
Accretion of finance leases	-	19
Allowance for doubtful accounts-accounts receivable	189	-
Allowance for doubtful accounts-other receivable	800	-
Impairment of cryptocurrencies	-	81
Operating cash flows before movements in working capital	(3,138)	(8,169)
Changes in working capital:
Inventory	9,442	1,224
Accounts receivable	19,298	56
Other receivables	(110,435)	(12,321)
Amount due from related parties	(10,045)	23,916
Intangible assets	(837)	(350)
Accrued liabilities	(3,225)	(3,510)
Accounts payable	1,274	1,089
Tax payable	(47)	211
Other payables	7,199	(3,857)
Amount due to related parties	624	(1)
Lease liabilities	1,184	(269)
Net cash used in operating activities from continuing operations	(88,706)	(1,981)
Net cash used in in generating from discontinued operating activities	(15,611)	-
Net cash used in operating activities	(104,317)	(1,981)
Cash flows from investing activity:
Proceeds from disposal of property, equipment and software	132	-
Net cash generated from investing activity from continuing operations	132	-
Net cash generated from investing activity from discontinuing operations	1,465	-
Net cash generated from investing activities	1,597	-
Cash flows from financing activities:
Repayment of principle portion of lease liabilities	-	(288)
Proceeds from share issuance, net of issuance costs	18,483	-
Net cash generated from/(used in) financing activities	18,483	(288)
Net decrease on cash and cash equivalents	(84,237)	(2,269)
Cash and cash equivalents at beginning of the period	338,026	259,492
Effect of exchange rates on cash and cash equivalents	(6,443)	(7,339)
Less: cash and cash equivalents, from the discontinued operations	3,602	-
Cash and cash equivalents at end of the period	243,744	249,884

Supplemental cash flow information
Cash paid for income tax	1,061	646

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